UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Wheeler Real Estate Investment Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

963025101
(CUSIP Number)

3/24/15
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  963025101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC, Phillip Goldstein, Andrew Dakos and
Steven Samuels

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
199,420
6. Shared Voting Power
201,601
7. Sole Dispositive Power
199,420
8. Shared Dispositive Power
201,601

9. Aggregate Amount Beneficially Owned by Each Reporting Person
401,021 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
1.89%

12. Type of Reporting Person (See Instructions)
IA

Item 1.
(a) The Name of the Issuer is:
Wheeler Real Estate Investment Trust

(b) The Address of the Issuer's Principal Executive Office is:
RIVERSEDGE NORTH
2529 VIRGINIA BEACH BLVD., SUITE 200
VIRGINIA BEACH VA 23452


Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Phillip Goldstein, Andrew Dakos and
Steven Samuels

(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  963025101

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 401,021
(b) Percent of class: 1.89%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 199,420
(ii) Shared power to vote or to direct the vote: 201,601
(iii) Sole power to dispose or to direct the disposition of: 199,420
(iv) Shared power to dispose or to direct the disposition of: 201,601

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: _X_.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
 Group.
As per the 10-K filed 3/25/15, there were 7,121,000 shares of common stock outstanding as of 12/31/14.In addition, amounts set forth herein assume that all outstanding common units,Series B Convertible stock, Series B warrants, and warrants are exchanged for shares of common stock. With the conversion of all such securities there would be an additional 14,132,087 shares of WHLR outstanding for a total of 21,253,087. The percentages set forth herein were derived using such number.

Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of March 24, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 401,021 shares of WHLR by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 401,021 shares of WHLR include 199,420 shares (representing 0.94% of WHLR's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners
LP, Full Value Special Situations Fund LP, Full Value Offshore Fund Ltd., Full Value Partners LP, and MCM Opportunity Partners LP (collectively, Bulldog Investors Group of Funds). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 401,021 shares of WHLR owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 201,601 shares (representing 0.95% of WHLR's outstanding shares).


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors LLC
Date:  	April 2, 2015

By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors LLC
Date:   April 2, 2015

By:  	/s/
Name:  	Steven Samuels
Title: 	Principal, Bulldog Investors LLC
Date:   April 2, 2015

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   April 2, 2015

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.